PRIMERO PROVIDES EXPLORATION UPDATE;
EXPECTS TO REPLACE FULL-YEAR PRODUCTION WITH DRILLING
FROM FIRST HALF OF 2015

Toronto, Ontario, July 20, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P, NYSE:PPP) today provided an update on its recent exploration activities at the Black Fox Complex, located near Timmins, Ontario, Canada, and at the San Dimas mine located in Durango, Mexico. Based on the success of its exploration activities to date, the Company expects to replace its estimated full-year production with the results of exploration drilling from the first half of 2015. Additionally, the Company has approved US$6.1 million in capital expenditures to advance a ramp to access the Deep Central Zone at Black Fox.

Highlights:

  Black Fox Deep Central Zone Expanded: Results from the Deep Central Zone including 16.1 grams per tonne (“g/t”) gold over 8.8 metres (520-L482-01), 11.0 g/t gold over 10.0 metres (520-L482-52) and 9.0 g/t gold over 11.7 metres (520-EX401-24) have expanded the known width of the high-grade mineralization.

  Grey Fox Continues to Grow: Highlights include 9.4 g/t gold over 12.9 metres (GF15-1019) near- surface at Contact Zone, 18.8 g/t gold over 6.0 metres (GF14-975) at Grey Fox South, and 3.3 g/t gold over 39.0 metres (GF15-1011) at Gibson South.

  Black Fox Ramp to Deep Central Zone Approved: Based on its exploration success in the Deep Central Zone, the Company has approved capital expenditures of US$6.1 million to advance the access ramp to this area by late 2015.

  San Dimas’ Jessica Vein Extended to 300 metres: Highlights include 47.2 g/t gold and 5,994 g/t silver over 4.6 metres (SJE15_007), 59.3 g/t gold and 7,992 g/t silver over 2.3 metres (SJE15_017) and 61.3 g/t gold and 8,795 g/t silver over 1.1 metres (SJ15_040).

  Ventanas Scoping Study Commenced: Based on its exploration success at the Ventanas property in Mexico, the Company has commenced an internal scoping study to determine the viability of producing 500 to 1,000 tonnes per day of ore feed, which is not subject to the silver purchase agreement with Silver Wheaton Corp., for the San Dimas mill.

“Our 2015 exploration program has been very successful so far,” commented Joseph F. Conway, Chief Executive Officer. “Exploration drilling during the first half of 2015 is expected to have already replaced our estimated full-year production at both Black Fox and San Dimas. Drilling at the Black Fox mine has expanded the mineralization in the Deep Central Zone and importantly indicates that mineralization is continuous between the current production level and at least 800 metres below surface. Exploration has been focused on delineating mineralization between the current 560 metre production level, which has an average grade of approximately 6.0 grams per tonne, and the Deep Central Zone with higher-grade mineralization extending to 800 metres, currently with an average grade of approximately 8.5 grams per tonne. As we continue to drill deeper at Black Fox we are encountering higher average grades and wider continuity, which is very promising for the future of the mine. In addition, drilling at San Dimas continues to expand the recently discovered Jessica vein and also delineate other high-grade veins such as Victoria and Perez.”

BLACK FOX - CANADA

Expanding the High-Grade Deep Central Zone

Today Primero announced drilling results through the end of May 2015 from the Black Fox mine. These results indicate that the Company has expanded the high-grade mineralization in the Deep Central Zone between the 600 metre level and the 800 metre level. This area remains open along strike and down dip and is expected to continue to expand with the results of additional drilling.

The Company has also materially in-filled the gap between the current mining level, at 560 metres, and the top of the Deep Central Zone at the 600 metre level. Drilling is focused on delineating the necessary tonnes per level to maximize returns for the ramp construction to this higher grade, more continuous Deep Central Zone, currently estimated at approximately 8.5 g/t.

Based on these exploration results, Primero expects to replace its estimated full-year 2015 production from Black Fox.

Underground exploration drilling results are included in Table 1 with locations identified in Figure 1.

Table 1: Black Fox – Highlighted H1 2015 Underground Exploration Drilling Results

Hole	From	To	Core Length	Gold Grade
	(m)	(m)	(m)	(g/t)
520-EX38-E	265.1	267.2	2.1	14.1
520-EX44-E	334.0	336.0	2.0	15.6
and	340.0	344.0	4.0	15.8
520-EX401-24	330.3	342.0	11.7	9.0
520-EX401-32	325.0	328.1	3.1	6.4
520-EX401-46	360.5	364.0	3.5	5.3
520-L401-31	316.8	320.3	3.5	16.3
520-L401-38	327.3	329.5	2.2	18.9
520-L401-48	326.0	327.8	1.9	8.5
and	332.8	337.5	4.8	6.3
520-L401-57	346.7	349.0	2.3	7.7
520-L482-01	312.2	314.3	2.1	7.1
and	319.6	321.0	1.4	23.3
and	325.5	334.3	8.8	16.1
520-L482-02	317.4	321.4	4.0	9.6
520-L482-03	315.6	319.4	3.8	8.0
and	327.9	331.6	3.7	12.1
520-L482-09	301.5	304.5	3.0	9.6
and	307.1	312.8	5.6	7.4
520-L482-10	298.9	307.4	8.5	9.5
520-L482-16	318.1	322.2	4.1	9.0
520-L482-20	306.5	308.2	1.6	6.7
and	311.2	315.0	3.8	13.9
and	318.3	322.6	4.3	6.5
520-L482-21	309.3	314.6	5.3	7.5
and	320.2	321.2	1.0	10.8
520-L482-40	304.5	306.4	1.9	17.2
520-L482-45	332.5	334.5	2.0	17.0
520-L482-49	330.3	337.0	6.7	10.4
520-L482-50	328.8	338.0	9.2	5.8
520-L482-51	344.0	350.4	6.4	8.1
520-L482-52	337.6	339.2	1.6	5.8
and	347.0	357.0	10.0	11.0
520-L482-56	343.0	348.9	5.9	6.5
530-L406-45	181.0	185.0	4.0	17.8
560-L430-05	51.9	54.2	2.3	11.9
560-L430-07	50.0	53.1	3.1	9.0
560-L430-08	45.3	52.1	6.8	7.7
560-L430-09	32.0	35.1	3.1	12.1

Hole	From	To	Core Length	Gold Grade
	(m)	(m)	(m)	(g/t)
and	45.0	48.2	3.2	20.0
560-L430-11	34.1	37.0	2.9	10.4
560-L430-14	49.0	53.0	4.0	9.4
560-L430-25	30.0	34.0	4.0	5.9
560-L430-26	91.1	97.9	6.8	5.5
580-L392-03	123.0	135.3	12.3	6.9
580-L392-04A	90.0	93.0	3.0	9.4
and	96.5	98.5	2.0	16.3
and	110.0	117.9	7.9	7.9
and	121.5	132.0	10.5	9.7
580-L392-07	90.6	93.7	3.1	7.1
and	102.0	105.3	3.3	5.3
and	121.7	124.0	2.3	20.3
580-L392-08	114.0	118.0	4.0	7.9
580-L392-13	76.3	80.9	4.6	10.3

*All assays are capped at 30 g/t gold, average gold grades over core length widths.

Access Ramp to Deep Central Zone Approved

The Company has approved an additional capital expenditure of US$6.1 million in 2015 to advance the ramp down to the 640 metre level in order to commence mining the Deep Central Zone in 2016.

Drilling during the first half of 2015 has effectively removed the gap in mineralization between the current production level at 560 metres and the Deep Central Zone. It is anticipated that mineralized material will be encountered during the ramp's development that should reduce the associated capital costs.

The Deep Central Zone is currently estimated to contain approximately 160,000 ounces of gold resources with an average grade of 8.5 g/t. The Deep Central Zone remains open along strike and down dip and will continue to be a focus of the Company’s 2015 exploration program. Additionally the ramp will provide access points for new drill pads to drill below the 800 meter level.

Grey Fox Mineralization Continues to Expand

Primero also announced drilling results from the first half of 2015 from its Grey Fox property, located approximately 4 kilometres south-east of the Black Fox mine. The Grey Fox property contains a number of mineralized zones (Contact, 147, Grey Fox South, Whisky Jack, Gibson, and Gibson South Zones), all within close proximity to each other. These zones have the potential to become additional sources of ore for the Company and are within trucking distance of the Black Fox mill facility.

Exploration drilling continues to infill and expand the Contact Zone and Grey Fox South areas of the Grey Fox property. Results have also confirmed that the previously identified Whiskey Jack Zone is the continuation of the Contact Zone to the north, increasing the length of the Contact Zone by approximately 200 metres. Drilling has also extended the Grey Fox South Zone to the north and positive correlation of the drilling with the 2010 airborne magnetometer survey has led to the identification of several additional target zones to the east. These will be tested as part of the remaining 2015 exploration program. Highlights from Grey Fox South include 18.8 g/t gold over 6.0 metres (GF14-975).

Drilling at the Gibson South Zone, located approximately 600 metres west of the Contact Zone and south of the historic Gibson Decline, has returned results including 3.3 g/t gold over 39.0 metres (GF15-1011). The Gibson Decline was used in 1989 to extract an 8,000 tonne bulk sample with an average grade of 27.4 g/t.

Highlights of Grey Fox exploration drill results are included in Table 2 with locations identified in Figure 2.

Table 2: Grey Fox – H1 2015 Exploration Drilling Results

Hole	From	To	Core Length	Gold Grade	Zone
	(m)	(m)	(m)	(g/t)
GF14-919	17.0	21.0	4.0	4.2	Contact
GF14-946	31.0	40.0	9.0	1.2	Contact
and	178.0	187.0	9.0	4.5
GF14-954	60.1	73.0	12.9	1.5	Contact
GF14-957	82.0	86.0	4.0	7.3	Contact
and	110.0	113.0	3.0	9.0
GF14-958	91.0	95.0	4.0	16.1	Contact
GF14-963	259.0	261.0	2.0	7.2	Contact
and	311.0	320.0	9.0	5.2
GF14-968	174.0	176.0	2.0	13.5	Contact
GF14-971	89.5	98.3	8.8	2.0	Contact
GF14-973	183.0	186.0	3.0	18.6	Contact
GF14-975	38.5	44.5	6.0	18.8	Grey Fox South
GF14-976	136.0	142.0	6.0	2.6	Contact
and	341.0	344.0	3.0	19.7
GF14-985	88.0	89.0	1.0	22.7	Grey Fox South
and	142.0	155.0	13.0	4.6
and	209.0	219.0	10.0	4.0
GF14-987	52.0	58.0	6.0	3.9	Contact
and	122.0	125.0	3.0	6.3
and	135.0	138.0	3.0	5.2
GF14-991	131.4	135.0	3.6	13.0	Contact
GF14-996	57.0	63.0	6.0	3.1	Grey Fox South
and	203.8	206.0	2.3	22.3
GF14-998	55.0	63.4	8.4	3.6	Contact
and	68.0	91.0	23.0	2.9
and	153.0	164.0	11.0	6.4
GF14-1000	288.0	290.0	2.0	15.5	Grey Fox South
GF15-1011	172.0	211.0	39.0	3.3	Gibson South
including	202.0	205.9	3.9	14.3
and	288.0	302.0	14.0	2.8
GF15-1014	105.0	113.0	8.0	8.7	Gibson South
and	217.0	221.0	4.0	9.0
GF15-1018	45.0	47.0	2.0	5.9	Gibson South
and	166.0	169.0	3.0	12.1
GF15-1019	74.0	78.0	4.0	2.4	Contact
and	98.1	111.0	12.9	9.4
and	236.0	239.6	3.6	10.1
GF15-1041	341.0	352.0	11.0	5.8	Grey Fox South

*All assays are capped at 100 g/t gold, average gold grades over core length widths.

Black Fox Complex drilling was conducted by Norex Drilling supervised by Primero’s exploration team. Mr. Gabriel Voicu, P. Geo., Vice President Geology and Exploration, reviewed the technical exploration information in this news release as the Qualified Person (“QP”) for the Company for the purposes of National Instrument 43-101 (“NI 43-101”). All samples are 1/2 core and analyses reported herein were performed by the independent laboratories Polymet Labs of Cobalt, Ontario, which is ISO 9001:2000 certified in North America using standard fire assay procedures, AGAT Laboratories of Mississauga, Ontario, which is ISO 9001/IEC17025 certified, Accurassay Laboratories, which is ISO/IEC 17025 certified, ALS Laboratories, which is ISO 9001/IEC17025 certified, SGS Canada Laboratories, which is ISO9001/IEC17025 certified, using fire assay with ICP-OES finish or using gravimetric finish for values generally over 10 g/t gold, or Swastika Laboratories, which is ISO 17025 certified. Intercepts cited do not necessarily represent true widths, however drilling is generally intersecting interpreted mineralized zones at a high angle. Primero’s quality control program includes systematic insertion of blanks, standard reference material and duplicates to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a duplicate, one will be a standard and one will be a blank.

SAN DIMAS - MEXICO

High-Grade Jessica Vein Extended to 300 metres

Today Primero announced drilling results through the end of June 2015 from the San Dimas mine. Based on these results, detailed below, the Company also expects to replace its estimated full-year 2015 production.

The discovery of the Jessica vein late in 2014, via exploration drifting, was important for Primero as it proved the continuity of the mineralization under the upper volcanic (rhyolite) capping at San Dimas. The Company continued to develop along, and explore for, the continuation of the high-grade Jessica vein during the first half of 2015. The Jessica vein is now open with drifting along approximately 300 metres of strike length and 30 metres of dip, with an average grade of approximately 10.0 g/t gold and 1,500 g/t silver. Drilling has increased the vein’s known extent to approximately 300 metres of strike length and 350 metres of dip, including past minor faulting and remaining open laterally for 1.7 kilometres between two major faults, Limoncito to the west and La Huerta to the east. Drilling highlights include 47.2 g/t gold and 5,994 g/t silver over 4.6 metres (SJE15_007), 59.3 g/t gold and 7,992 g/t silver over 2.3 metres (SJE15_017) and 61.3 g/t gold and 8,795 g/t silver over 1.1 metres (SJ15_040).

The Jessica vein was not included in the Company’s year-end 2014 reserve and resource estimation, but has since been included in its 2015 mine plan and is expected to provide approximately 5% of San Dimas’ total mill feed in 2015. The Jessica vein will continue to be a key focus of the 2015 exploration program.

Highlights from underground exploration drilling of the Jessica vein are included in Table 3 with locations shown in Figure 3.

Perez and Victoria Veins Expanded

Another key exploration target on the 22,500 hectare San Dimas property is the Perez vein, discovered in late 2013 and located in the Sinaloa Graben Block. Previously released results including 7.4 g/t gold and 528 g/t silver over 11.9 metres (LYR13_002) and 12.0 g/t gold and 2,109 g/t silver over 3.2 metres (LYR13_009)1 gave geologists confidence the Perez vein could be an important discovery for the Company.

Drilling from surface in the first half of 2015 has intersected a second ore-shoot of the Perez vein, approximately 350 metres east of the ore-shoot discovered in late 2013. Drilling results from Perez include 5.6 g/t gold and 369 g/t silver over 5.4 metres (PE15_026), and 11.3 g/t gold and 2,803 g/t silver over 2.2 metres (PE15_048). The Company continues to advance development towards the Perez vein from the Central Block in order to further explore the vein via underground drilling, with initial mining access planned in mid-2017.

Delineation drilling also continued to define the Victoria vein with mineralized intercepts including 86.4 g/t gold and 2,179 g/t silver over 2.5 metres (VIC15-340A), and 16.5 g/t gold and 984 g/t silver over 6.1 metres (VIC15-347). The Victoria vein is an important contributor to current and future ore supply at San Dimas and hosted 2014 year-end reserves of 168,000 ounces of gold and 7.9 million ounces of silver with average grades of 9.1 g/t gold and 428 g/t silver.

Highlights from underground exploration drilling of the Perez and Victoria veins are included in Table 3 with locations shown in Figures 4 and 5 respectively.

Table 3: San Dimas – Highlighted H1 2015 Exploration Drilling Results

Hole	From	To	Estimated True	Gold Grade	Silver Grade	Vein
	(m)	(m)	Width (m)	(g/t)	(g/t)
SJE15_006	121.2	128.6	4.5	4.4	1,353	Jessica
SJE15_007	132.6	139.4	4.6	47.2	5,994	Jessica
SJE15_008	76.6	78.6	1.8	12.1	1,888	Jessica
SJE15_010	82.9	84.5	1.4	9.0	1,453	Jessica
SJE15_012	155.3	155.9	0.3	71.6	12,078	Jessica
SJE15_016A	181.3	191.5	7.2	6.3	1,294	Jessica
SJE15_017	76.3	78.8	2.3	59.3	7,992	Jessica
SJE15_023	144.2	147.2	2.7	5.8	1,346	Jessica
SJE15_029	156.0	161.0	3.0	3.6	988	Jessica
and	172.6	175.3	2.5	5.4	1,459
SJE15_034	118.3	120.8	2.1	10.3	1,527	Jessica
SJE15_037	143.8	146.4	2.4	26.5	3,519	Jessica
SJE15_040	139.5	141.2	1.1	61.3	8,795	Jessica
SJE15_041	114.9	116.8	1.5	38.7	4,958	Jessica
PE15_026	203.7	210.8	5.4	5.6	369	Perez
PE15_029	211.9	220.1	6.2	2.6	481	Perez
PE15_030	166.6	168.0	1.3	10.5	1,146	Perez
PE15_033	226.6	230.1	1.3	10.2	1,709	Perez
PE15_036	241.6	242.7	0.5	20.3	6,282	Perez
and	247.7	253.2	3.6	3.5	421
and	266.1	267.8	1.3	13.0	2,381
PE15_038	202.0	213.3	7.5	2.3	201	Perez
PE15_044	210.4	213.2	1.4	11.7	1,856	Perez
and	222.1	234.5	8.9	2.2	376
PE15_048	223.4	228.2	2.2	11.3	2,803	Perez
and	236.1	239.4	2.6	6.3	986
PE15_052	217.9	222.7	3.9	6.3	841	Perez
VIC15_336	192.6	194.9	2.0	11.3	615	Victoria
VIC15_340A	224.0	227.1	2.5	86.4	2,179	Victoria
including	225.0	225.5	0.4	183.0	3,832
VIC15_342	265.7	268.2	1.5	41.5	72	Victoria
VIC15_343	248.8	252.4	2.3	5.2	174	Victoria
VIC15_347	133.3	140.1	6.1	16.5	984	Victoria
VIC15_348	132.9	134.5	1.1	14.7	827	Victoria

Promising High-Grade Channel Sample Results from Ventanas

The Company’s Ventanas property is located in the southern part of the San Dimas district, 32 kilometres south of the productive San Dimas mine, along the western flank of the Sierra Madre Occidental mountain range in Durango State, Mexico. The Ventanas concessions cover approximately 3,470 hectares and contain 17 old mine workings.

“We are very interested in the strategic value that the Ventanas property could provide Primero,” stated Mr. Ernest Mast, President and C.O.O. “The Company is very encouraged by the exploration and channel sampling results from this property, located 32 kilometres south of the San Dimas mine. We have commenced an internal scoping study to assess the potential economics of the property as it provides an opportunity for additional ore feed that is not covered by the silver purchase agreement with Silver Wheaton.”

Primero continued its exploration program at Ventanas during the first half of 2015, including ramp and tunnel rehabilitation and channel sampling of the Mala Noche vein. The results continue to demonstrate significant exploration potential and the Company has initiated an internal scoping study to determine the economic viability of Ventanas becoming 500 to 1,000 tonnes per day of ore feed for the San Dimas mill. The project economics will be driven by optimizing hauling costs and crushing ore at the Ventanas site. The Ventanas property is not subject to the silver purchase agreement, so all precious metals produced from Ventanas will be sold into the spot markets. The Company currently estimates it could be processing Ventanas ore at the San Dimas mill within the next three years.

The Company is focused on rehabilitating the old workings located in the Mala Noche vein (Mala Noche and San Pedro ore shoots). Channel sampling during the first half of 2015 from the Mala Noche ore shoot (Level 10) returned an average of 2.8 g/t gold and 270 g/t silver, resulting in 6.8 g/t gold equivalent (using US$1,200 per ounce of gold and US$18 per ounce of silver) along 112 metres of open workings.

Channel sampling from the San Pedro ore shoot returned an average of 2.3 g/t gold and 274 g/t silver, resulting in 6.4 g/t gold equivalent (using US$1,200 per ounce of gold and US$18 per ounce of silver) along 140 metres of open workings.

Figures 7, 8 and 9 show the locations of the Mala Noche (Level 10) and San Pedro ore shoot channel sample results.

Drilling at San Dimas and Ventanas was conducted by Primero's exploration team. Mr. Gabriel Voicu, P. Geo., Vice President Geology and Exploration, reviewed the technical exploration information in this news release as the Qualified Person ("QP") for the purposes of NI 43-101 for the Company. All drill-hole samples are 1/2 core and analyses reported herein were performed in the ISO certified independent laboratory SGS Servicios Minerales in Durango Mexico, using fire assay with atomic absorption finish or gravimetric finish for values over 10 g/t gold. Intercepts cited represent true widths and drilling is generally intersecting interpreted mineralized zones at a high angle. Primero's quality control program includes systematic insertion of blanks, standard reference material and 5% of rejects are re-assayed to ensure laboratory accuracy. Generally, in a block of twenty samples one will be a standard and one will be a blank.

(1) Refer to the Company’s news release dated December 4, 2013 and titles “Primero discovers another new high grade vein at San Dimas and intersects new mineralization at Cerro del Gallo”, as filed on the Company’s website and on SEDAR at www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON NOTES

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, of Primero and a QP for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Voicu has reviewed and approved the contents of this news release.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expect”, “is expected”, “in order to”, “is focused on” (a future event), “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, or the negative connotation thereof.

Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources into reserves and resources, the ability to access or find ore below the current mining level, the timing, nature and success of exploration activities, the ability to replace its estimated 2015 full-year production, the ability to process Ventanas’ ore within the next three years, and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new mineralization and extensions of existing mineralization, that the Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate, the discovery of additional ounces close to infrastructure and that mine development progresses as planned.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and the ability to build a portfolio of precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

Figure 1: Black Fox Exploration Drill Hole Locations

560-L430-14
560-L430-08
560-L430-05
560-L430-11
560-L430-07
560-L430-25
580-L392-08
560-L430-09
580-L392-07
600 Level
580-L392-04A
560-L430-26
520-L482-16
530-L406-45
580-L392-03
520-EX38-E
580-L392-13
520-L482-10
520-L482-01
520-L482-02
520-L482-09
520-L482-03
520-L482-51
700 Level
520-L482-52
520-L401-31
520-L401-48
520-L482-45
520-EX401-24
520-L482-21
520-L482-56
520-L401-38
520-EX44-E
520-L482-40
520-EX401-46
520-L401-57
520-EX401-32
520-L482-49
520-L482-20
520-L482-50
LEGEND
Gold Resource
Underground Mine Working
Recent Highlights
Previous Highlights
780 Level
JULY 2015 HIGHLIGHTS
520-EX38-E
14.1 gpt / 2.1 m
520-EX44-E
15.6 gpt / 2.0 m
and 15.8 gpt / 4.0 m
520-EX401-24
9.0 gpt / 11.7 m
520-EX401-32
6.4 gpt / 3.1 m
520-EX401-46
5.3 gpt / 3.5 m
520-L401-31
16.3 gpt / 3.5 m
520-L401-38
18.9 gpt / 2.2 m
520-L401-48
8.5 gpt / 1.9 m
and 6.3 gpt / 4.8 m
520-L401-57
7.7 gpt / 2.3 m
520-L482-01
7.1 gpt / 2.1 m
23.3 gpt / 1.4 m
and 16.1 gpt / 8.8 m
520-L482-02
9.6 gpt / 4.0 m
520-L482-03
8.0 gpt / 3.8 m
and 12.1 gpt / 3.7 m
520-L482-09
9.6 gpt / 3.0 m
and 7.4 gpt / 5.6 m
520-L482-10
9.5 gpt / 8.5 m
520-L482-16
9.0 gpt / 4.1 m
520-L482-20
6.7 gpt / 1.6 m
and 13.9 gpt / 3.8 m
and 6.5 gpt / 4.3 m
520-L482-21
7.5 gpt / 5.3 m
and 10.8 gpt / 1.0 m
520-L482-40
17.2 gpt / 1.9 m
520-L482-45
17.0 gpt / 2.0 m
520-L482-49
10.4 gpt / 6.7 m
520-L482-50
5.8 gpt / 9.2 m
520-L482-51
8.1 gpt / 6.4 m
520-L482-52
5.8 gpt / 1.6 m
11.0 gpt / 10.0 m
520-L482-56
6.5 gpt / 5.9 m
530-L406-45
17.8 gpt / 4.0 m
560-L430-05
11.9 gpt / 2.3 m
560-L430-07
9.0 gpt / 3.1 m
560-L430-08
7.7 gpt / 6.8 m
560-L430-09
12.1 gpt / 3.1 m
and 20.0 gpt / 3.2 m
560-L430-11
10.4 gpt / 2.9 m
560-L430-14
9.4 gpt / 4.0 m
560-L430-25
5.9 gpt / 4.0 m
560-L430-26
5.5 gpt / 6.8 m
580-L392-03
6.9 gpt / 12.3 m
580-L392-04A
9.4 gpt / 3.0 m
and 16.3 gpt / 2.0 m
and 7.9 gpt / 7.9 m
and 9.7 gpt / 10.5 m
580-L392-07
7.1 gpt / 3.1 m
and 5.3 gpt / 3.3 m
and 20.3 gpt / 2.3 m
580-L392-08
7.9 gpt / 4.0 m
580-L392-13
10.3 gpt / 4.6 m

Figure 2: Grey Fox Property: Contact and Grey Fox South Zone Drill Locations

N
PRIMERO
Legend
Lithology and Geology
Porcupine Group Sediments
Graphitic Horizon
Mafic Volcanics
Variolitic Mafic Volcanics
Diabase
Green Carbonate
Ultramafic Volcanics
Mafic Intrusives
Metasediments
Gibson Intrusive Complex
Property Boundary
PDFZ Corridor
Gold Mines and Deposits
Fault/Shear Zones
Unconformity
Hole Reported in Press Release
GF14-957
GF14-968
GF14-963
GF14-991
GF14-998
GF14-987
GF15-1019
GF14-976
GF14-971
GF14-919
GF14-946
GF14-973
GF14-954
GF14-958
Gibson Deposit
School House Zone
Contact Zone
Gibson South
GF15-1011
GF15-1014
GF15-1018
147 Zone
Grey Fox South
GF14-985
GF15-1041
GF14-975
GF14-996
GF14-1000
0
250
500
meters

Figure 3: San Dimas: Jessica Drill Hole Locations

Figure 4: San Dimas: Perez Drill Hole Locations

Figure 5: San Dimas: Victoria Drill Hole Locations

Figure 6: Ventanas: Overview

Figure 7: Ventanas: Mala Noche and San Pedro Vein Cross Section

Figure 8: Ventanas: Mala Noche Channel Sample Results

Figure 9: Ventanas: San Pedro Channel Sample Results